[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

January 15, 2014

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust III
File Nos. 811-09037 and 333-65269

Dear Mr. Brown:

This letter responds to your comments given during a telephone conversation on November 14, 2013 regarding the registration statement filed on Form N-1A for Nuveen Investment Trust III (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on September 18, 2013, which relates to Nuveen Symphony Long/Short Credit Fund (the “Fund”), a series of the Trust. Please note that subsequent to the filing, the name of the Fund has been changed to Nuveen Symphony Dynamic Credit Fund. In addition, the prospectus and statement of additional information for the Fund has been revised in response to your comments and other changes to the Fund.

PROSPECTUS

COMMENT 1 - FUND SUMMARY - FEES AND EXPENSES OF THE FUND

In the Annual Fund Operating Expenses table, please move the line titled “Acquired Fund Fees and Expenses” directly above the line titled “Total Annual Fund Operating Expenses.” In addition, please delete the line titled “Total Other Expenses.”

RESPONSE TO COMMENT 1

Both line items titled “Acquired Fund Fees and Expenses” and “Total Other Expenses” have been deleted.

COMMENT 2 - FUND SUMMARY - FEES AND EXPENSES OF THE FUND

With regard to footnote 5 of the Annual Fund Operating Expenses table, please explain supplementally how the Fund’s average net assets for its first fiscal year is estimated.

RESPONSE TO COMMENT 2

The Fund’s average net assets for its first fiscal year is estimated based on an amount that management believes is consistent with its experience with other new funds. In addition, this footnote has been revised to state “Other Expenses are estimated.”

COMMENT 3 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

Please explain how the Fund intends to apply its long and short positions strategy to the 80% policy. In addition, if the derivatives held by the Fund will be included in the 80% policy, please confirm that the amount of the derivatives will be based on market values and not notional values.

RESPONSE TO COMMENT 3

The Fund has changed its name from Nuveen Symphony Long/Short Credit Fund to Nuveen Symphony Dynamic Credit Fund and the description of the Fund’s principal investment strategies has been modified. The Fund still intends to utilize short sales and the Fund’s 80% policy contemplates that the Fund must invest at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes (including assets acquired through the Fund’s short sales) in debt securities, including exchange-traded funds that provide exposure to debt securities. Thus, long positions on debt securities and any assets acquired from short sales that are reinvested in debt securities will count toward meeting the 80% requirement.

With regard to derivatives, the Fund does not intend to include the derivatives held by the Fund toward the 80% policy.

COMMENT 4 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

The third paragraph discusses the Fund’s investment in below investment-grade securities. Please disclose the amount of below investment-grade securities that may be held by the Fund.

RESPONSE TO COMMENT 4

The Fund may invest without limit in debt securities that are rated below investment-grade. The disclosure has been revised in response to this comment.

COMMENT 5 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

The third paragraph notes that the Fund may invest in non-U.S. companies. Please disclose whether the Fund will invest in emerging markets.

RESPONSE TO COMMENT 5

Disclosure has been added to the prospectus indicating that the Fund may invest up to 25% of its net assets in emerging markets. Additional risk disclosure on emerging markets has also been added to the prospectus.

COMMENT 6 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

Please confirm that all of the derivatives listed in the fifth paragraph are principal investment strategies. With regard to the total return swaps, please note that when the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also, note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. In addition, with regard to the credit default swaps, please confirm that the full notional value of the credit default swaps will be covered.

RESPONSE TO COMMENT 6

We confirm that all of the derivatives listed are principal investment strategies. With regard to total return swaps, the Fund will set aside an appropriate amount of assets when it engages in total return swaps. With regard to credit default swaps, the Fund will cover the full notional value of a credit default swap only when it sells protection.

COMMENT 7 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

Please disclosure the maturity range for the securities in the Fund.

RESPONSE TO COMMENT 7

The Fund does not have a particular policy as to the maturity range of the securities in the Fund.

COMMENT 8 - FUND SUMMARY - PRINCIPAL RISKS

Under the “Derivatives Risk” section, please describe the risks specific to those derivatives used as a principal investment strategy. In addition, please confirm that all the identified derivatives risks are appropriately disclosed.

RESPONSE TO COMMENT 8

The disclosure has been revised and covers the appropriate risks for the derivatives used by the Fund as a principal investment strategy.

COMMENT 9 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

For the biographies of the portfolio managers, please provide a specific description of each portfolio manager’s experience over the last five years.

RESPONSE TO COMMENT 9

The disclosure has been revised in response to this comment.

COMMENT 10 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

With respect to the complex-level fee, please disclose the breakpoints.

RESPONSE TO COMMENT 10

The maximum complex-level fee and the recent effective complex-level fee are disclosed in the prospectus. The possible breakpoints that may apply to the complex-level fee are set forth in the statement additional of information. We believe that the breakpoints disclosure is better included in the statement of additional information rather than the prospectus.

COMMENT 11 - HOW WE MANAGE YOUR MONEY - MORE ABOUT OUR INVESTMENT STRATEGIES

In the “Portfolio Holdings” section, please explain what portfolio holdings information is available on the Fund’s website. For example, are the policies and procedures regarding portfolio holdings available on the website?

RESPONSE TO COMMENT 11

In response to the comment, the second sentence of this section has been revised to make clear that a list of the Fund’s portfolio holdings is available on the Fund’s website.

COMMENT 12 - HOW YOU CAN BUY AND SELL SHARES - HOW TO REDUCE YOUR SALES CHARGE

In first bullet under the “Class A Sales Charge Waivers” section, please include a cross-reference to the section that discusses the contingent deferred sales charge.

RESPONSE TO COMMENT 12

The disclosure has been revised in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 13 - INVESTMENT RESTRICTIONS

With respect to number (6), please briefly summarize the requirements of the Investment Company Act of 1940, as amended.

RESPONSE TO COMMENT 13

In response to the comment, the following has been deleted in investment restriction number (6): “except as permitted under the 1940 Act, as interpreted or modified from time to time by any regulatory authority having jurisdiction, or.”

COMMENT 14 - SERVICE PROVIDERS - PORTFOLIO MANAGERS

With respect to the factors considered for the annual bonus portion of a portfolio manager’s compensation, please disclose whether these factors are determined on a pre- or post-tax basis?

RESPONSE TO COMMENT 14

The factors are determined on a pre-tax basis. The disclosure has been revised in response to this comment.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren